# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Jefferies Credit Partners BDC Inc., CIK 0001959604
CUSIP: 000000000
Title of class of securities: Class I Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 520 Madison Avenue, 12th Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 04/21/2026
Filed by CIK 0002136426
Persons authorized to receive notices and communications: Adam Klepack, Esq., Jefferies Finance LLC, 520 Madison Avenue, 12th Floor, New York, New York (NY), 10022, (212) 708-2612

## Reporting persons
- Jefferies Credit Partners Structured Solutions LLC (CIK 0002136426): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 7,312,125.38; shared dispositive power 0; aggregate amount beneficially owned 7,312,125.38 (12.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class I Common Stock, par value $0.001 per share
Name of issuer: Jefferies Credit Partners BDC Inc.
Address of issuer's principal executive offices: 520 Madison Avenue, 12th Floor, New York, New York (NY), 10022
Comment: This Statement on Schedule 13D (this "Schedule 13D") relates to Class I common stock, par value $0.001 per share (the "Class I Shares"), of Jefferies Credit Partners BDC Inc. (the "Issuer"), a Maryland corporation.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Jefferies Credit Partners Structured Solutions LLC, a Delaware limited liability company (the "Reporting Person").
Residence or business address: The address of the business office of the Reporting Person is 520 Madison Avenue, 12th Floor, New York, NY 10022.
Present principal occupation or employment: The principal business of the Reporting Person is investing in securities.
Criminal convictions in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons set forth on Schedule I attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a) above.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person used working capital to finance an investment in the Issuer through a feeder fund (the "feeder fund"), which directly holds the Class I Shares reported herein. On April 21, 2026, the Issuer confirmed the number of Class I Shares allocated to the feeder fund, with a March 27, 2026 effective date, based on its determination of a net asset value per Class I Share of $14.35971 as of March 26, 2026 and the Reporting Person was deemed to acquire beneficial ownership of the Class I Shares reported herein as of March 27, 2026. The Reporting Person has limited proportionate pass-through dispositive power in respect of the shares held by the feeder fund; accordingly, this Schedule 13D reports a proportionate number of the Class I Shares held by the feeder fund. The feeder fund mirror votes its Class I Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the Class I Shares reported herein for investment purposes. The information set forth in Item 3 is hereby incorporated by reference into this Item 4 and is supplemented by the below information.

The Reporting Person is an affiliate of the Issuer and the Issuer's investment adviser, Jefferies Credit Management LLC. This Schedule 13D filing is occasioned solely by the Reporting Person's beneficial ownership of more than 5% of the presently outstanding Class I Shares of the Issuer as a result of the investments described in Item 3 and the Reporting Person's ownership as a percentage of the outstanding Class I Shares may be deemed to have the resulting effect of changing or influencing the control of the Issuer, notwithstanding that the Class I Shares of the Issuer beneficially owned by the Reporting Person were acquired in the ordinary course of its business and were not acquired for the purpose of changing or influencing the control of the Issuer.

The Reporting Person may, from time to time, take such actions regarding its investment as it deems appropriate. These actions may include: (i) indirectly acquiring additional Class I Shares, (ii) directing the disposition of any or all of its Class I Shares (including through the feeder fund's participation in the Issuer's share repurchase program); or (iii) proposing or considering one or more of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Certain officers and directors of the Issuer are officers of affiliates of the Reporting Person, including Thomas G. Brady, the CEO and President of affiliates of the Reporting Person, and in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Additionally, Jefferies Credit Management LLC and Jefferies Credit Partners LLC, the investment managers for the Issuer and the Reporting Person (and the feeder fund), respectively, are affiliates of the Reporting Person. Jefferies Credit Partners LLC is also the Managing Member of the Reporting Person.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change its position and/or change its purpose with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in the cover page of this Schedule 13D is hereby incorporated by reference into this Item 5.

The Reporting Person beneficially owns 7,312,125.384 Class I Shares, representing approximately 12.8% of the outstanding Class I Shares. The percentage of beneficial ownership in this Schedule 13D assumes there are 57,193,922.424 Class I Shares outstanding based on information provided by the Issuer as of June 30, 2026.

The Reporting Person has dispositive power over 7,312,125.384 Class I Shares. The aggregate number and percentage of the Class I Shares beneficially owned by the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is the beneficial owner of the Class I Shares indirectly held as reported by this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth herein, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any other person named in Schedule I, has effected any transaction in Class I Shares during the period beginning 60 days prior to April 21, 2026 through the date hereof.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class I Shares reported as beneficially owned by the Reporting Person herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description
No.
99.1 Schedule I: Officers of the Managing Member of the Reporting Person

## Signatures
- Jefferies Credit Partners Structured Solutions LLC: /s/ Adam Klepack, Adam Klepack, Authorized Signatory, By: Jefferies Credit Partners LLC, its Managing Member (07/02/2026)